82-3300

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**Reliance**
**Industries Limited**

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

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04035321

SUPPL

RECEIVED
2004 JUN 29 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 24, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

| Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|
| - | June 24, 2004 | Letter forwarding the Media Release issued by the Company with regard to Reliance to acquire Trevira – to emerge as the Number One Global Polyester Fibre Producer. |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

**Surendra Pipara**
**Jt. Company Secretary**

**Enc: a/a**

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

**Reliance**
**Industries Limited**
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

**June 24, 2004**

The Secretary
Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

**Sub: Reliance to acquire Trevira – to emerge as the Number One Global Polyester Fibre Producer**

Dear Sir,

We enclose the Media Release issued by the Company on the captioned subject which is self-explanatory.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

Surendra Pipara
Jt. Company Secretary

cc: The Secretary
The Stock Exchange, Kolkata

National Stock Exchange ]
National Securities Depository Limited ] Mumbai
Central Depository Services (India) Limited ]

Encl as above

# Media Release

Reliance

## Reliance to acquire Trevira

### To emerge as the Number One Global Polyester Fibre Producer

**June 24, 2004: Reliance is to acquire Trevira, a leading producer of branded polyester fibres in Europe. An announcement to this effect was made by Mr. Mukesh Ambani, Chairman and Managing Director, Reliance Industries Limited, at the company's Annual General Meeting in Mumbai on June 24, 2004.**

Trevira has a manufacturing capacity of 130,000 tonnes per annum (polyester staple fibres, filament yarns, chips) spread over four locations in Europe, namely Bobingen and Guben (Germany), Silkeborg (Denmark) and Quevaucamps (Belgium). In addition, it has a state-of-the-art research and development (R&D) facility at Bobingen. The agreement to acquire Trevira is subject to certain conditions, including the receipt of regulatory approval from the European Union. This acquisition, when consummated, will be the second international acquisition by Reliance and the first international acquisition in polyester.

Commenting on this development Mr. Subodh Sapra, President, Polyester Sector, Reliance Industries Limited, said: "We are delighted that Trevira is our first overseas polyester acquisition. We expect that the strong commitment of Reliance to the growth of polyester and our integration into polyester raw materials, will help both Trevira and Reliance to serve all our customers in Europe and other world markets with superior polyester products and even better supply chain services".

Mr. Bernd Sassenrath, CEO Trevira, said: "The combination of Reliance and Trevira creates a global leader in polyester fibres and will significantly strengthen Trevira's competitive position going forward. We envisage that this transaction will enable Trevira not only to benefit from the access to new markets and raw materials sources but also to leverage the Trevira brand and contribute our marketing skills and technology in specialty polyester fibres".

Trevira is a highly specialized manufacturer of polyester products. The company has several valuable patents and technologies together with a strong R&D setup with substantial accumulated research knowledge. Trevira is the market leader in Europe in high value applications of polyester, especially in automotive and home textiles. Trevira is a widely known and well recognized brand both amongst customers and producers in synthetic fibres.

With the acquisition of Trevira and Reliance's expansion underway in India, the combined total polyester fibre and filament yarn capacity will exceed 1.8 mn tons, the largest polyester fibre and yarns capacity in the world. Reliance's strength in the integration and the management of large scale manufacturing facilities will provide operational advantage to Trevira. The Trevira brand and products will now have access through the established Reliance sales network to India, one of the fastest growing textiles markets in the world. Trevira will provide Reliance a

**Corporate Communications**
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 038, India

Internet : www.ril.com

Telephone : 3032 7275, 3032 7219
3032 7214, 3032 7213
Telefax : (+91 22) 2285 2212
(+91 22) 2287 0072

E-mail : ccd@ril.com

strong footprint in Europe and place it in a position to cater to all market segments of polyester fibres and filament yarns worldwide. Trevira's knowledge base developed over a period of time will be complementary to Reliance's existing R&D facility, the Reliance Technology Centre. The synergy will provide comprehensive and innovative solutions for apparel and non-apparel applications of polyester to customers worldwide.

### About Trevira

Trevira (www.trevira.com) was founded in 1956 as a business unit of Hoechst AG. It was spun off in 1998 as Trevira GmbH & Co KG. With a turnover of Euro 316 mn in 2003, Trevira is one of the major European manufacturers of polyester fibres and filament yarns and enjoys leading positions in several attractive market segments. It has international certifications for quality and environment standards, i.e. DIN EN ISO 9001 and DIN EN ISO 14001.

### About Reliance Group

The Reliance Group founded by Dhirubhai H. Ambani (1932-2002) is India's largest business house with total revenues of over Rs 99,000 crore (US$ 22.6 billion), cash profit of Rs 12,500 crore (US$ 2.8 billion), net profit of Rs 6,200 crore (US$ 1.4 billion) and exports of Rs 15,900 crore (US$ 3.6 billion).

The Group's activities span exploration and production (E&P) of oil and gas, refining and marketing, petrochemicals (polyester, polymers, and intermediates), textiles, financial services and insurance, power, telecom and infocom initiatives. The Group exports its products to more than 100 countries the world over. Reliance emerged as India's Most Admired Business House, for the third successive year in a TNS Mode survey for 2003.

Reliance Group revenue is equivalent to 3.5% of India's GDP. The Group contributes 10% of the country's indirect tax and 6% of India's exports. Reliance is trusted by an investor family of 3.1 million – India's largest.

### About Reliance Industries Ltd.

Reliance Industries Limited (RIL) (www.ril.com) is India's largest private sector company on all major financial parameters with gross turnover of Rs 74,418 crore (US$ 17 billion), cash profit of Rs 9,197 crore (US$ 2.1 billion), net profit of Rs 5,160 crore (US$ 1.2 billion), net worth of Rs 34,452 crore (US$ 7.9 billion) and total assets of Rs 71,157 crore (US$ 16.3 billion).

RIL emerged as the only Indian company in the list of global companies that create most value for their shareholders, published by *Financial Times* based on a global survey and research conducted by PricewaterhouseCoopers in 2004. RIL features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies. RIL emerged as the 'Best Managed Company' in India in a study by *Business Today* and A.T. Kearney in 2003. The company emerged 'India's biggest wealth creator' in the private sector over a 5-year period in a study by *Business Today* – Stern Stewart in 2004.

**Corporate Communications**
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 038, India
Internet : www.ril.com

Telephone : 3032 7275, 3032 7219
3032 7214, 3032 7213
Telefax : (+91 22) 2285 2212
(+91 22) 2287 0072
E-mail : ccd@ril.com

**Reliance**
**Industries Limited**

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

June 24, 2004.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :

| **Requirement under Listing Agreement with domestic Stock Exchanges** | **Letter dated** | **Subject matter** |
|---|---|---|
| - | June 24, 2004 | Letter forwarding the Chairman's Statement delivered at the 30th Annual General Meeting of the Company held on Thursday, the 24th June, 2004. |

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

**Surendra Pipara**
**Jt. Company Secretary**

Enc: a/a

# A Passage to Global Leadership

## CHAIRMAN'S STATEMENT

Thirtieth Annual General Meeting

Thursday, 24th June, 2004


Reliance
Industries Limited

Growth is Life

www.ril.com

Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

Dear Shareowners,

It gives me great pleasure to welcome you all to the 30th Annual General Meeting of Reliance Industries Limited.

The Company's accounts for the year ended March 31, 2004, along with the Directors' and Auditors' report, a Letter to Shareholders and Management Discussion and Analysis, have already been circulated to you.

With your permission, I would like to take them as read.

## 1. Legacy and Vision

Every year when we meet at the Annual General Meeting of Reliance Industries, one question is uppermost in my mind: Have we taken forward the legacy of our founder Shri Dhirubhai Ambani?

When I see you Dear Shareholders, I ask myself: Have I done my utmost to protect and further your interests in the same way as our Founder Chairman always did?

Because this and this alone is the true homage to Shri Dhirubhai Ambani.

During the last two years, the following tenets of Dhirubhai's vision have guided me in setting the operational goals of Reliance:

- Reliance should become a name to reckon with in the global arena
- Reliance should be a powerful instrument in making India a major economic power in the world
- Reliance should be a catalyst for transformation of the quality of life of tens of millions of common men and women
- Having earned the trust of a family of millions of shareholders - each one so dear to his heart - Reliance should continue to grow, expand and diversify to serve their interests.

## 2. Strategic Perspective

As I present an account of our performance and plans, I would like to share with you how our businesses are progressing towards global leadership.

And, at the same time, show how these businesses are delivering high value to shareholders.

As you are aware, the energy value chain forms the very nucleus of Reliance.

It encompasses oil and gas, petroleum refining and retailing, petrochemicals, polyester and textiles.

On this core strength, Reliance has journeyed rapidly over the last 26 years.

During this period, Reliance has grown from a modest Rs 7 crore (US$ 7 million) in net profits in the year of its first public issue in 1977-78 to a landmark Rs 5,160 crore (US$ 1,180 million) in the year 2003-04.

**Reliance expects to maintain this pace in the years ahead, growing at double digits and outperforming, by multiples, both global and Indian GDP growth rates.**

Concurrently, Reliance will invest significantly in configuring new opportunities, especially in the power and infocomm sectors.

These business sectors, affiliated to Reliance Industries Limited, will forge new trajectories for growth and wealth creation, through returns on invested capital and consolidation of financials.

Each one of its core businesses will present Reliance the opportunity to attain global leadership and align its evolution with national priorities.

In doing this, Reliance will help build economic power for India and transform lives of ordinary people.

But, as in the past, the most important feature of our future plans is continuous enhancement of shareholder wealth.

I would like to provide an insight into major Reliance initiatives from this strategic perspective.

But before I do that, I would like to briefly dwell on how our performance during the year ended March 31, 2004 dovetails into this evolution.

## 3. Performance

**I am happy to report to you that Reliance has become the first Indian private sector company to register over one billion US dollars in net profit.**

Reliance has crossed an important milestone in its passage to global leadership.

**Reliance now ranks among the top 150 companies in the world on net profits.**

During the evolution of Reliance over the last 26 years, revenues have grown at a compounded annual growth rate of 27% to Rs 74,418 crore (US$ 17,022 million) and total assets at 30% to Rs 71,157 crore (US$ 16,277 million)

In the process, Reliance has created substantial value for shareholders.

Its market capitalization has grown at a compounded annual growth rate of 39% to Rs 75,132 crore (US$ 17,186 million), as on March 31, 2004.

In the last year alone, Reliance added Rs 4,126 crore (US$ 944 million) to shareholders' wealth on its books.

**And in market value terms, Reliance created a phenomenal Rs 36,529 crore (US$ 8,356 million) of incremental shareholder wealth in just the last one year.**

**For our shareholders, therefore, the year 2003-04 was a momentous year in wealth creation in the history of Reliance.**

Reliance also made rapid strides in global markets.

Exports moved up 30% to Rs 14,969 crore (US$ 3,424 million) and reached out to 93 countries.

This export performance is remarkable in view of an eight percent appreciation of the Rupee vis a vis the US dollar.

It exemplifies the global competitiveness of Reliance products.

In the current year, Reliance continues to fare well.

Performance in the first three months of the current financial year has been very encouraging.

## 4. Polyester – Path to Global Leadership

I am often asked about the secret of this exemplary performance of Reliance.

This success is a result of two factors.

First, Dhirubhai's philosophy of investing into businesses of the future and striving to attain excellence.

Second, his amazing ability to win the trust and support of all stakeholders behind his vision.

Polyester is an eloquent proof of how these two factors have brought about the Reliance Miracle, as the whole world describes it.

Dhirubhai chose to invest in polyester at a time when cotton was dominant and synthetic fibres, such as nylon, polyester and acrylic, were making waves.

In the seventies, nobody knew which fibre would win.

In this situation, Dhirubhai had the foresight to anticipate a future in polyester.

Reliance made a beginning in 1982, with the commissioning of a 10,000 tonnes per year polyester plant at Patalganga.

From this small beginning, Reliance gradually expanded its polyester capacity at Patalganga and went on to build several new plants at Hazira.

Reliance Group also resorted to multiple acquisitions of smaller polyester capacities at six sites in India.

Reliance was driven by a passion for international competitiveness, based on contemporary technology, quality, economies of scale and linkage with MEG, PTA and Paraxylene intermediates.

All this helped Reliance ride through troughs in commodity price cycles.

In this manner, Reliance grew from nothing in 1980 to 1.1 million tonnes per year of productive polyester fibre and yarn capacity today.

Over the next two years, Reliance will be building an additional half a million tonnes per year of polyester capacity by investing in a:

- 240,000 tonnes per year polyester staple fibre plant at Hazira
- 216,000 tonnes per year polyester filament yarn plant at Hazira
- 94,000 tonnes per year polyester filament yarn plant at Patalganga

Reliance is now taking this journey beyond India.

**I am delighted to announce that Reliance has finalised the acquisition of Trevira GmbH, an erstwhile division of the German giant Hoechst AG, a leading polyester producer and a well-known brand in Europe.**

Trevira is headquartered in Frankfurt, Germany and operates polyester plants in Germany, Belgium and Denmark.

Trevira gives Reliance a well-timed entry into Europe to capture the growth potential in Eastern Europe.

It also gives us the opportunity to bring many of its valuable speciality polyester products to the Asian textile industry.

**The Trevira acquisition, along with the capacity addition, will give us 1.8 million tonnes per year of manufacturing capacity.**

**It will make Reliance the largest polyester fibre and yarn player in the world.**

**Reliance will thus come from nowhere to lead the world of polyester in just 22 years.**

Reliance is not resting on this accomplishment.

Over the next ten years, Reliance will be investing significant amounts of money in polyester research and development to sustain global leadership, by building an intellectual property portfolio and developing new products.

In this endeavour, Reliance will have access to the research knowledge base, patents and ongoing projects of both Trevira and Dupont, with whom Reliance has an alliance.

Dear Shareholders,

Global leadership in polyester is a fitting tribute to Dhirubhai.

Equally, it is an acknowledgement of the resolute faith that shareholders have had in our efforts.

I see amongst you many shareholders who were also present in our first AGM.

You put your faith in Dhirubhai's vision and became partners in this exciting Reliance journey.

In one generation you have seen Reliance grow from nothing to global leadership.

And in translating this vision into reality, many of our employees have made an unforgettable contribution.

They built the polyester business brick by brick.

Our technology licensors, vendors and, most importantly, customers have encouraged and supported our efforts.

This grand partnership amongst all Reliance stakeholders under an inspiring leadership has made Reliance what it is today.

To all of you, Comrade-in-arms of our Founder Chairman, I pay my deep respects.

I thank you all for enabling our global leadership in polyester.

I seek your blessings in scaling more peaks.

## 5. Petrochemicals

Once this solid foundation was laid, Reliance has not looked back.

In the core energy value chain, the petrochemical business is the second stop for Reliance in its pursuit of rapid growth and global leadership.

**Reliance has the distinction of being among the top ten producers in the world in all of its major petrochemical product lines.**

The acquisition of Indian Petrochemicals Corporation Limited (IPCL) in June 2002 enabled Reliance to participate in new product-market opportunities within the petrochemical domain.

It has also provided Reliance with latitude in pursuing new growth opportunities in a synergistic manner.

I am happy to report that IPCL posted a 34% increase in net profit to Rs 273 crore (US$ 62 million) during the year.

I would like to warmly congratulate all colleagues in IPCL for performing exceedingly well and for adding value to Reliance.

The acquisition of the petrochemical and plastic product divisions of National Organic Chemicals India Limited (NOCIL), by an associate company of Reliance in January 2004, will bring yet another node for growth.

Our challenge in petrochemicals is to integrate alternative feedstocks, which is critical to improving global competitiveness.

Reliance is fortunate in this respect to have recently discovered huge gas reserves in the Bay of Bengal.

As Reliance completes exploration efforts, we can expect internal synergies between feedstocks and petrochemical manufacturing to come into play in the ensuing years.

This will bring about greater global competitiveness based on better feedstock availability and lower costs.

As I reported in the last AGM, Reliance is also adding significantly to its petrochemical capacity.

**Over the next three years, the current petrochemical capacity of 12.4 million tonnes per year will go up to 15 million tonnes per year.**

Better feedstock integration, higher capacities and improved competitiveness will thus mark the road map to global leadership for Reliance in petrochemicals.

## 6. Petroleum Refining and Retailing

Petroleum refining and retailing is the third call for Reliance in its drive for growth and global leadership in the core energy value chain.

**Reliance operates the third largest refinery in the world at any single location at Jamnagar.**

This very modern refinery forms a robust foundation for integrating an important growth avenue in petroleum retailing.

Till now Reliance had to resort to export of petroleum products because of non-access to Indian markets and dependence on Public Sector Undertakings (PSUs) for product off-take in India.

This resulted in a compromise on margins.

Now that the avenue for petroleum retailing has opened up, Reliance has the opportunity of insulating cash flows from volatility in international energy markets.

Reliance will also be able to raise productivity in retailing operations and deliver new retailing experiences for the consumer.

This will benefit both the consumer and the shareholder.

Reliance can now bring competitive prices to consumers, while enhancing margins through higher productivity and increasing shareholder value.

Reliance thus expects to revolutionalize petroleum retailing in the country.

This will be done through user-friendly outlets, world-class customer experiences and deployment of information technology for operations and control for both the retailing network and for fleet owners.

Reliance is also developing special farm fuel outlets that will cater to the needs of farmers in interior areas who are put to considerable inconvenience in accessing fuel supplies.

**As of date, Reliance has commissioned over 75 outlets in various parts of the country.**

I am glad to report that the initial response from customers is extremely encouraging.

Reliance is on course to building 5,849 petroleum retail outlets, over the next 3 to 5 years throughout India; the largest grassroots roll out ever undertaken by any enterprise.

A key challenge for the petroleum retailing industry is to rationalise the impact of cascading taxes.

The steps taken by the Government of India to create a competitive market environment would, hopefully, be supplemented by a value added tax regime for petroleum products and a policy of targeted subsidies.

Reliance is well positioned to function confidently in this policy regime and competitive environment to deliver significant price and service benefits to the customer and, at the same time, enhance shareholder value.

## 7. Oil and Gas

Oil and gas is another area where Reliance's interests are inexorably aligned with national imperatives.

Exploration and production of oil and gas is of vital interest to India's energy security.

Our endeavours in this field are inspired by Dhirubhai's philosophy of investing in businesses of the future.

At the same time, oil and gas represents a fountainhead for the future of Reliance in emerging as a global energy major.

For mainstream Reliance, this is a major growth area over the next several years.

**Reliance holds the largest exploration acreage amongst private sector companies in India, covering a total area of about 300,000 square kilometres.**

We were greatly encouraged by the huge gas discovery in the Krishna-Godavari basin yielding a total in-place gas volume of fourteen trillion cubic feet.

There were eight discoveries in this basin in block KG-DWN-98/3, also known as KG-D6.

These were named after Dhirubhai as Dhirubhai 1 to Dhirubhai 8.

These discoveries led to our intensifying drilling efforts during the year.

**I am pleased to announce that Reliance has struck gas off the Orissa Coast in the Bay of Bengal in the exploration block NEC-OSN-97/2.**

These discoveries are being named as Dhirubhai 9, Dhirubhai 10 and Dhirubhai 11.

These discoveries come after earlier operators drilled 61 unsuccessful wells.

This, more than the size of the discovery, is a matter of great satisfaction.

It is also an eloquent testimony of the technical and managerial excellence of Reliance.

**We have made an initial estimate of the potential from seismic and other studies, which indicate an in-place volume of about four to five trillion cubic feet.**

Last year, I reported at the AGM that Reliance had struck oil in an onshore block in Yemen, where Reliance has a twenty-five per cent interest.

Four wells were drilled in this offshore exploration block and three discoveries made.

The share of recoverable oil reserves for Reliance from this block is estimated to be about 50 to 60 million barrels.

These discoveries are being referred on Reliance books as Dhirubhai 12, Dhirubhai 13 and Dhirubhai 14.

We are taking steps to bring this field to production during this financial year.

The next two years will see Reliance making very intensive efforts in oil and gas exploration and production.

Work on the KG-D6 block is progressing at a rapid pace.

A development plan for producing 40 million cubic metres per day of gas initially from the KG-D6 block by the year 2006-07 has been submitted to the Directorate General of Hydrocarbons.

Reliance has already identified credit worthy customers for 80 million cubic metes per day of gas in various sectors and the concomitant infrastructure needed.

**I am happy to inform that Reliance emerged as the lowest bidder for supply of three million tonnes per annum (twelve million standard cubic metres per day) of gas to NTPC.**

Reliance thus makes a mark in international competitiveness in exploration, production, marketing and transportation of gas.

Reliance is determined to be in the top ten percent in the global league in oil and gas exploration, production, distribution and marketing.

We are also looking at value generation opportunities overseas as tools for energy security for the company and for the country.

**Our plan is to achieve 30% energy security for the Jamnagar refinery within the next ten years and upto 50% by the year 2020.**

**This will be achieved through acquisition of small and medium sized oil companies and participation in exploration and development projects.**

Geographically, the regions of focus are Africa, Middle East, Australia and Latin America.

India also has a great potential in coal bed methane.

Reliance is involved in developing coal bed methane projects.

With coal reserves of 400 billion tonnes in India, the CBM resource potential is estimated to be of the order of 35 to 40 trillion cubic feet.

Reliance won two more CBM blocks in the second round of bidding and thus has five blocks in Madhya Pradesh, Chattisgarh and Rajasthan.

**I am happy to inform you that seven 'information' wells were drilled and have shown coal bed methane gas potential greater than expected.**

Further production test wells are to be drilled to ascertain the level of production from Sohagpur block in Madhya Pradesh.

Looking at the global outlook and India's needs, it is obvious that oil and gas exploration and production will trigger greater growth and profitability for Reliance in the future.

In this process, Reliance will evolve as a global energy major with diversity - in forms of energy, supply sources, geographic locations and component of the value chain.

## 8. Affiliate Growth Opportunities

Dear Shareholders,

Let me turn to two areas of significant growth opportunities, which Reliance is addressing through sponsored affiliate entities: Reliance Energy for power generation, transmission and distribution, and Reliance Infocomm for information technology and communications.

Each of these businesses provides a unique opportunity for Reliance to leverage its core strengths, a potential for high operating margins and an ability to generate superior rates of return on capital employed.

At the same time, each one of them exhibits distinctive risk-reward profiles that are divergent with those of businesses in the energy value chain.

This necessitates Reliance adopting an investment portfolio approach to addressing the opportunities.

These investments provide a diversified portfolio of business to Reliance shareholders. However, they will enjoy full benefits of these investments as financials of these companies are consolidated with the financials of Reliance Industries Limited.

### 8.1 Power

A strong, vibrant, self-sufficient and self-sustaining power sector is a high national priority for India.

Reliance is poised to play an important role in this area.

This is being done through Reliance Energy Limited, as the largest integrated private sector utility in India.

Reliance Energy Limited would set up generation and transmission projects and invest in distribution projects through special purpose companies.

Reliance group holds about 50% equity in Reliance Energy and has invested Rs 3,208 crores (US$ 694 million) till date.

In return, Reliance has gained a total of Rs 2,556 crore (US$ 553 million); of which Rs 2,333 crore (US$ 504 million) is due to market appreciation, Rs 81 crore (US$ 18 million) is from dividends and Rs 141 crore (US$ 31 million) on account of share of profits on consolidation.

Reliance Energy Limited is thus fully geared to emerge as a leading player in the power sector in India and, in turn, enhance value for Reliance shareholders.

## 8.2 Infocomm

Last year, I shared with you how Reliance Infocomm is engaged in bringing about a digital revolution in India in information, communication, education and entertainment.

I am happy to report that Reliance Infocomm was able to accrue nearly seven million subscribers by March 31, 2004.

At the beginning of the year Reliance Infocomm had less than one million subscribers.

A seven-fold increase in a year is a magnificent achievement indeed.

But this achievement did not come easily.

There were moments of anxiety.

Reliance Infocomm had launched its 'Monsoon Hungama' scheme on July 1, 2003.

Within ten days of its launch, Reliance Infocomm received applications from over one million subscribers.

This unprecedented response gave rise to logistics, billing and collection problems.

Reliance Infocomm met this challenge with fortitude and confidence.

We are imbibed with the Reliance spirit of defying the most serious obstacles.

Our Founder taught us to convert every adversity into an opportunity.

I congratulate every member of the 28,000-strong Reliance Infocomm army.

True to the Reliance spirit, they made untiring efforts and, ultimately, they are now on top of the situation.

The results are before you.

The Reliance Infocomm network is considered to be one of the best in the world.

Service revenues were Rs 2,707 crore (US$ 619 million) during the year.

Despite making an operating cash profit of Rs 596 crore (US$ 136 million), Reliance Infocomm had to respond to the situation and resort to a conservative measure of providing for bad debts amounting to Rs 436 crore (US$ 100 million).

The cash profit, after provision of bad debt was Rs 160 crore (US$ 36 million), depreciation and amortisation was Rs 550 crore (US$ 125 million), resulting in a net loss of Rs 390 crore (US$ 89 million).

The impact of the Infocomm business on the consolidated results of Reliance Industries Limited for the year ended March 2004 is a loss of Rs 265 crore (US$ 61 million).

As in the past, very soon the Reliance Infocomm team would have put these problems behind and the customer will see a discernible difference.

Reliance Infocomm is also focusing on service quality and delivery and our valued customers can expect a substantial improvement in customer experience in the coming months.

With the acquisition of Unified Access Services Licences, all legal wrangling is now behind us.

**Reliance Infocomm is expanding services from about 1,100 towns to about 5,000 towns in a phased manner, in order to reach un-served markets.**

This second phase expansion will result in Reliance Infocomm services being available to over 100,000 villages.

On completion of this expansion, Reliance Infocomm will have a capacity to cater to 40 million mobile subscribers.

Reliance Infocomm will thus be well on its way to achieving a commanding position in the wireless communication market in India.

Data applications have been a key differentiating factor for Reliance Infocomm.

We will fortify this position further with new data services that vast sections of ordinary Indians can use, some of which will be in Indian languages.

**In this context, a significant ongoing technology effort by Reliance Infocomm is in Multi-lingual Speech Recognition in ten Indian languages.**

**I am happy to report to you that Reliance acquired Flag Telecom in January 2004.**

Flag Telecom has a 55,000 kilometer long sub-sea optic fibre cable that connects sixteen of the world's top twenty business centres and reaches 75% of the world population.

Flag Telecom will also enable Reliance Infocomm reach out to global markets.

**Having initiated a digital mobile revolution, the next big initiative of Reliance Infocomm is in bringing about a broadband revolution in India.**

Reliance Infocomm is rolling out broadband services on its network in a comprehensive manner covering all products available in the narrow to broadband range.

For organisations, broadband will involve access to high-speed connectivity to make transactions efficient, functions seamless and new economic opportunities abundant.

For homes, Reliance Infocomm broadband services will bring high-speed connectivity to avail exciting digital information, education and entertainment services.

Broadband services will also open tremendous opportunities for users to participate in the growing knowledge economy, through interactive services in education, health, entertainment, travel, banking and a host of other sectors.

More importantly, it will help improve productivity of all sectors of the economy and help bring about a knowledge revolution in India.

India will soon have the largest digital infrastructure in the world and will be among the largest mobile and broadband markets in the world.

Our dream at Reliance is that India should be known as Broadband Bharat.

**Reliance Infocomm will enable a Broadband Bharat that is attuned to the information age.**

Reliance Industries has invested Rs 10,463 crore (US$ 2,393 million) in equity and convertible preference shares of Reliance Infocomm.

With investments in the last mile, these assets will be leveraged to generate superior returns from the Infocomm business in the ensuing future.

Investments in green field telecommunication projects typically take seven to ten years all over the world to yield returns.

I am confident that Reliance Infocomm will take less than half this time to generate superior returns on investments.

## 9. Human Capital

Reliance participates in a diverse range of world-class initiatives.

This necessitates building commensurate professional competencies.

The focus naturally was on building skills and competencies in its own employees.

As Reliance enters and expands in the services-driven sectors, it requires inducting and training thousands of personnel who can serve and support customers efficiently.

Reliance has now taken a step beyond training its own employees to developing skill sets in personnel outside of Reliance, who are involved in the entire product and services delivery chain to customers.

**This new initiative is in the form of a joint venture with the National Institute of Sales, a well-known private training institute, to institute a 'RELNIS Academy'.**

This Academy will commence operations in July 2004 in 110 cities across India.

It will focus on developing 'employability' for about 100,000 young people.

## 10. Employment Creation

Various Reliance initiatives will stimulate employment generation, both direct and indirect, in urban as well as rural areas, for hundreds of thousands of young Indians.

This is of great national importance because India has the imperative to create employment for 12 million educated youth each year.

Apart from numbers, one must reckon the fact that Indians entering the work force are increasingly better educated and have greater exposure to developments across the globe.

**Therefore, there is an urgent need to create an environment for employment creation on a massive scale.**

Reliance, as a group, is sensitive to this national imperative.

**In future, it will measure itself by its ability to create new employment on a large scale.**

Education and Health are two other critical national imperatives.

Reliance is engaged in these two areas through the not-for-profit Dhirubhai Ambani Foundation, focused on education, health and community development initiatives.

## 11. Vision for the Future

Dear Shareholders,

Inherent in my review and perspectives is a reflection of the future of Reliance.

The energy value chain will remain central to the future growth of Reliance.

India's primary energy consumption of 315 million tonnes of oil equivalent has the potential to increase eight times to 2,400 million tonnes of oil equivalent over the next twenty years.

It is no coincidence that three of the top five companies in the Fortune Global list of the 500 largest corporations are energy companies.

Each downstream business in the energy value chain serves basic material needs of people.

This fundamental reality of economic life inspired Dhirubhai to build Reliance as one of the world's largest and most respected integrated energy companies.

Outside of the core energy value chain, infocomm, power and financial services will evolve as adjunct high growth opportunities in separate entities.

Reliance Industries will drive them for return on its invested capital and allocation of profits on the balance sheet from a consolidation perspective.

**Reliance will continue to allocate significant proportions of its cash flows to the core energy value chain businesses and invest in the affiliate opportunity domains based on prospects.**

All these growth opportunities – intrinsic and extrinsic to Reliance Industries - are characterised by strong alignment with national priorities.

They have significant underlying market potential, opportunities to make a global mark and, above all, delivering compelling value for shareholders.

**The future of Reliance will thus see new paradigms in a passage to global leadership.**

Dear Shareholders,

Before I conclude, let me reiterate:

- That Reliance continues to be anchored in the basic philosophy bequeathed to us by our Founder: **What is good for India is good for Reliance.**
- That Reliance's commitment to its shareholders is paramount. **For us, this is a non-negotiable principle.**
- That Reliance's commitment in nurturing relationships forged by Shri Dhirubhai Ambani is unswerving. **Nothing will ever supersede that.**

With unflinching allegiance to these values and ideals and firm commitment to India and to our shareholders, Reliance will continue to rise and grow as India marches ahead to become a global power.

## 12. Acknowledgements

I would like to thank the Central and State Governments, shareholders, investors, bankers, financial institutions, lenders, suppliers and customers of Reliance for their consistent support.

I thank all my colleagues on the Board for their continued support and encouragement.

I greatly value the collective effort of the entire Reliance team, their unstinted loyalty and unflinching cooperation in the discharge of my responsibilities, which the Founder Chairman and you, Dear Shareholders, have entrusted to me.

**Mumbai** | **Mukesh Ambani**

**June 24, 2004** | **Chairman and Managing Director**

Note: This does not purport to be a record of the proceedings of the 30th Annual General Meeting of the Company